Exhibit 12.01
ROHM AND HAAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
			(in millions)
Earnings (loss) from continuing operations before income taxes, minority interest and cumulative effect of accounting change	$872	$714	$415	$308	$(66)
Fixed charges	149	162	161	168	217
Capitalized interest adjustment	6	5	(3)	(6)	(2)
Undistributed earnings adjustment	(15)	(14)	(15)	(15)	(12)

Earnings	$1,012	$867	$558	$455	$137

Ratio of earnings to fixed charges	6.8	5.4	3.5	2.7	0.6

Note:	Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.